

June 11, 2013

Via E-mail
James P. Hallett
Chief Executive Officer
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re:** **KAR Auction Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-34568**

Dear Mr. Hallett:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.  Please revise to include a separately-captioned section within MD&A discussing your off-balance sheet arrangements as required by Item 303(a)(4) of Regulation S-K.

Liquidity and Capital Resources

EBITDA and Adjusted EBITDA, page 63

2.  We note your definition of EBITDA on page 63 and your inclusion of an "Intercompany" line item within your reconciliation from Net income (loss) to EBITDA on both a

consolidated and segment basis on page 64.  Please explain why your inclusion of an "Intercompany" line item within the reconciliation on a segment basis is consistent with your definition of EBITDA on page 63.  Furthermore, measures that are calculated differently than EBITDA as described within Exchange Act Release No. 34-47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA."  Please tell us the nature of and amounts included within the "Intercompany" line item.  Further, please explain why you believe your definition of EBITDA on page 63 is consistent with the segment and consolidated EBITDA as presented within your reconciliation on page 64 as well as how the measure is described within Exchange Act Release No. 34-47226.  Refer to question 103.01 within the Non-GAAP Financial Measures Compliance & Disclosure Interpretations section of our website.

3. Within your quarterly reconciliation of EBITDA to Adjusted EBITDA on page 64, you have included a line item referred to as "Nonrecurring charges."  It is our understanding these adjustments to arrive at the amount you disclose as "Adjusted EBITDA" are in accordance with your credit agreement disclosed on page 62.  However, Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Please tell us the nature and amounts of these "nonrecurring charges," and revise or tell us why you believe referring to these items as "nonrecurring charges" is in accordance with Item 10(e) of Regulation S-K.  Refer to question 102.03 within the Non-GAAP Financial Measures Compliance & Disclosure Interpretations section of our website.

Summary of Cash Flows, page 65

4. Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement.  Refer to Section IV of Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.  Please include your proposed disclosure in your response.

Item 8. Financial Statements and Supplementary Data

Note 14. Income Taxes, page 109

5. Please explain in detail the nature, amount and reasons for your valuation allowance reversal as disclosed within your effective tax rate reconciliation on page 109.

6. You disclose on page 109 that your effective tax rate benefited from the recognition of previously unrecognized deferred tax assets related to foreign tax credits and state net operating losses.  Please explain in detail what triggered your recognition of these

deferred tax assets, why they were not previously recognized, and tell us the amounts by category. Additionally, please tell us which line item(s) you included these amounts within in your effective tax rate reconciliation.

Exhibit 12.1

7. Item 503(d) of Regulation S-K requires the presentation of the last five fiscal years when the ratio of earnings to fixed charges is presented. Please revise or advise us why you have limited your presentation to the last three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief